BP 9/4

02053303

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 2 8 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8- 2441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kirkpatrick, Pettis, Smith, Polian Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Regency Circle, Suite 500
(No. and Street)

Omaha	NE	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt W. Kitson, EVP & CFO 402-397-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0809-12

OATH OR AFFIRMATION

I, Kurt W. Kitson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirkpatrick, Pettis, Smith, Polian Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GENERAL NOTARY-State of Nebraska
PATRICIA A. FRENCH
My Comm. Exp. Aug. 22, 2005

Signature

Executive Vice President & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kirkpatrick, Pettis, Smith, Polian Inc.

We have audited the accompanying statement of financial condition of Kirkpatrick, Pettis, Smith, Polian Inc. (the Corporation), a wholly-owned subsidiary of KFS Corporation, as of June 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Corporation as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 23, 2002

KIRKPATRICK, PETTIS, SMITH, POLIAN INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash in banks	$ 1,410,576
Cash - special reserve account	32,001,390
Receivable from brokers and dealers	31,656,188
Receivable from customers - net of allowance for doubtful accounts of $174,994	53,184,463
Secured demand note, collateralized by marketable securities with market values of $25,027,196	18,000,000
Securities owned, at fair value	42,497,478
Property and equipment, net of accumulated depreciation of $5,071,512	1,016,735
Deferred tax asset	3,453,000
Other assets	9,051,712
Total assets	$ 192,271,542

LIABILITIES AND STOCKHOLDER'S EQUITY

Notes payable to banks	$ 7,700,000
Notes payable to affiliates	15,000,000
Payable to brokers and dealers	58,479,402
Payable to customers	62,541,076
Accounts payable and accrued liabilities	14,179,780
	157,900,258
Subordinated borrowings from affiliate	18,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par, 100,000 shares authorized and issued	100,000
Additional paid-in capital	13,622,063
Accumulated deficit	3,217,536
Treasury stock, 9,397 shares, at cost	(568,315)
Total stockholder's equity	16,371,284
Total liabilities and stockholder's equity	$ 192,271,542

See notes to statement of financial condition.

KIRKPATRICK, PETTIS, SMITH, POLIAN INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kirkpatrick, Pettis, Smith, Polian Inc. (the "Corporation") is a wholly-owned subsidiary of KFS Corporation (the "Parent"), which is a wholly-owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Corporation is a full-service clearing broker-dealer registered with the Securities and Exchange Commission with operations in Nebraska, Colorado, Kentucky, Oklahoma, Missouri, Illinois and Pennsylvania.

Effective April 19, 2002, the Corporation entered into an asset sale agreement and sold certain assets of its private client service operations to Consolidated Investment Corporation in order to concentrate on its fixed income underwriting, sales and trading business as well as provide investment advisory services to clients with fixed income portfolios. In June of 2002, the Corporation entered into an agreement to sell certain assets of its operations department to Argus Financial Corp. (subsequently renamed Legent Corp.) This agreement is expected to close in October 2002.

Securities transactions (and related revenue and expense) are recorded on a trade date basis.

Securities owned and securities sold not yet purchased that are readily marketable are valued at quoted market prices or fair value. The Corporation has securities with a fair value of $15,125,433 on deposit for option contracts written or purchased in customer accounts.

Property and equipment is recorded at cost less allowances for depreciation.

The Corporation is a member of a consolidated group for income tax purposes which files its income tax returns on a calendar-year basis. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. The Corporation has deferred tax assets of approximately $3,453,000 as of June 30, 2002. The temporary differences relate principally to the reserve for bad debts, deferred compensation, net operating loss carryforwards and accrued expenses.

The Corporation considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivable from customers includes amounts due on uncompleted transactions and margin account balances. Securities owned by customers and held as collateral for these receivables are not reflected in the statement of financial condition.

The Corporation has a profit-sharing plan which covers substantially all employees. Contributions are determined by the Board of Directors. The profit-sharing plan also has a 401(k) feature.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

At June 30, 2002, customer margin securities of approximately $28,761,000 were available to the Corporation to utilize as collateral on various borrowings or other purposes.

2. SECURITIES OWNED

Securities owned at June 30, 2002 consisted of trading and investment securities as follows:

Marketable, at market value:	
Obligations of U.S. Government and Agencies	$15,249,456
State and municipal obligations	26,711,374
Corporate bonds, debentures and notes	21,951
Mutual funds	208,647
Corporate stocks	306,050
	$42,497,478

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2002:

Furniture and equipment	$ 4,757,589
Leasehold improvements	453,175
Software	629,274
Automobiles	248,209
	6,088,247
Less: Accumulated depreciation	(5,071,512)
	$ 1,016,735

4. NET CAPITAL

The Corporation is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission (SEC) and is required to maintain a minimum amount of net capital. The Corporation computes its net capital under the alternate method, as defined in the Rule. At June 30, 2002 the Corporation had net capital and a net capital requirement of $22,901,897 and $639,887, respectively.

5. NOTES PAYABLE

The Corporation has established, with its principal commercial bank, a revolving unsecured note and a revolving secured note.

Under the first credit facility, the Corporation may borrow, on an unsecured basis, up to $10,000,000, with interest based on the Federal Funds rate. As of June 30, 2002, there was no outstanding balance under this facility.

Under the second credit facility, the Corporation may borrow on a short-term, secured basis up to $20,000,000. This note is collateralized by securities owned by the Corporation. As of June 30, 2002, there was $7,700,000 outstanding under the second credit facility.

The Corporation also has a line of credit up to $35,000,000 with another commercial bank, on a secured basis. This credit facility bears interest at a rate based on the Federal Funds rate and is collateralized by securities owned by the Corporation or rehypothicated from customer margin accounts. As of June 30, 2002, there was no outstanding balance under this facility.

The Corporation has revolving credit notes, at negotiated interest rates, with affiliated companies providing for combined unsecured borrowings up to $50,000,000. As of June 30, 2002, $15,000,000 was outstanding under these notes.

6. SECURED DEMAND NOTE COLLATERAL AGREEMENTS

The Corporation has entered into a Secured Demand Note Collateral Agreement for Equity Capital at a negotiated interest rate under which Mutual is committed to lend up to $18,000,000 at the Corporation's demand. Repayment of any advances is scheduled for June 30, 2004. Repayments could be accelerated subject to the rules and regulations of the SEC and the National Association of Securities Dealers (NASD). This loan has been approved by the NASD as subordinated borrowings available in computing net capital under the SEC Uniform Net Capital Rule.

7. LEASE COMMITMENTS

The Corporation has noncancelable leases on office space and office equipment through October 2007. The remaining lease payments as of June 30, 2002 are as follows: 2003 – $1,088,661; 2004 – $872,949; 2005 – $325,300; 2006 – $336,143; 2007 – $353,764; 2008 – $119,277.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation enters into underwriting commitments. Transactions relating to such underwriting commitments existing at June 30, 2002, were subsequently settled and had no material effect on the statement of financial condition as of that date.

The Corporation also contracts with various Sanitary and Improvement Districts within Douglas and Sarpy Counties in Nebraska to purchase construction warrants issued by the Districts. If all warrants subject to these contracts were to be issued by the Districts, the Corporation would be committed to purchase approximately $10,000,000 as of June 30, 2002.

Some former customers of the Corporation have filed arbitration cases with NASD Dispute Resolution against the Corporation and certain of the Corporation's former registered representatives. In one of those cases, the former customers also named two of the Corporation's affiliates, neither of which is subject to NASD arbitration. The former customers allege various grievances and claims for relief, including breach of fiduciary duty by making unsuitable recommendations, undue concentration and failing to adequately supervise the former registered representatives. The Corporation is aggressively defending these matters. At this time, the Corporation cannot predict the outcome of any claim or the likelihood of an unfavorable outcome or the range of potential loss relating to these arbitrations.

The Corporation is involved in various other legal actions in the normal course of business. Management is of the opinion that none of these other legal actions will result in losses material to the financial position of the Corporation.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Corporation. A significant portion of the Corporation's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation believes that the carrying amount of its financial instruments is a reasonable estimate of fair value.

Because of the related party and subordinated nature of the secured demand note and subordinated borrowing from affiliate, it is impractical to estimate the fair value of these instruments.

11. RELATED PARTY TRANSACTIONS

The Corporation collects advisory fees for affiliated parties. As of June 30, 2002, the Corporation has payables to affiliates of $2,232,854 for advisory fees. The Corporation pays affiliates for operating and management fees. As of June 30, 2002, the Corporation has a payable to an affiliate for management fees and operating expenses totaling $3,855,059. The Corporation has a tax receivable from an affiliate totaling $3,258,492.

The Corporation has payables to directors and officers, included in accounts payable, as of June 30, 2002 of $52,800.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Kirkpatrick, Pettis, Smith, Polian Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Kirkpatrick, Pettis, Smith, Polian Inc. (the "Corporation") as of June 30, 2002, (on which we issued our report dated August 23, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation, (including tests of compliance with such practices and procedures), that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Corporation in making periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
August 23, 2002

KIRKPATRICK, PETTIS, SMITH, POLIAN INC.
(SEC I.D. NO. 8-2441)

Statement of Financial Condition and Supplemental Report on Internal Control as of June 30, 2002 and Independent Auditors' Report

Filed in Accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.